UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Jennie-O Turkey Store Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended October 27, 2019 and October 28, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the
Jennie-O Turkey Store Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 27, 2019 and October 28, 2018, and the related statements of changes in net assets available for benefits for the years ended October 27, 2019 and October 28, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2019 and October 28, 2018, and the changes in its net assets available for benefits for the years ended October 27, 2019 and October 28, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Jennie-O Turkey Store Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2005.
Minneapolis, Minnesota
April 16, 2020

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 27, 2019	October 28, 2018
Assets
Investments:
Investments at fair value	$189,572,895	$166,681,828
Investments at contract value	30,609,596	29,228,721
Total investments	220,182,491	195,910,549
Receivables:
Contributions from Jennie-O Turkey Store	195,989	225,370
Contributions from participants	203,635	209,980
Promissory notes from participants	17,299,605	16,075,473
Interest and dividend income	31,283	29,862
Total receivables	17,730,512	16,540,685
Net assets available for benefits	$237,913,003	$212,451,234

See accompanying notes to the financial statements.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 27, 2019	Year Ended October 28, 2018
Additions:
Contributions from Jennie-O Turkey Store	$10,718,377	$10,201,272
Contributions from participants	11,344,734	10,462,484
Employee rollover	166,816	315,683
Interest and dividend income	2,611,178	2,284,927
Interest income – promissory notes receivable	901,509	762,561
Total additions	25,742,614	24,026,927

Deductions:
Distributions	18,839,442	18,295,873
Administrative expenses	458,804	424,969
Total deductions	19,298,246	18,720,842

Transfers out:
WholeStone Farms 401(k) Plan	619	—

Net realized and unrealized appreciation in fair value of investments	19,018,020	626,097
Net additions	25,461,769	5,932,182
Net assets available for benefits at beginning of year	212,451,234	206,519,052
Net assets available for benefits at end of year	$237,913,003	$212,451,234

See accompanying notes to the financial statements.

Jennie-O Turkey Store Retirement Savings Plan
Notes to the Financial Statements
October 27, 2019
1. Description of the Plan
The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering substantially all non-exempt employees of Jennie-O Turkey Store, Inc. (the Company or the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility - Employees in recognized employment, as defined by the Plan, become participants upon completing 180 days of continuous service.
Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax compensation, subject to Internal Revenue Service (IRS) limitations. Effective January 1, 2017, employees can elect to contribute 1% to 50% of their after-tax compensation, subject to IRS limitations. Eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 2% of their pre-tax compensation to the Plan through payroll deductions. Effective January 1, 2017, participants with authorized pre-tax deductions of less than 5% will have their contribution percentage increased by 1% each year up to a maximum of 5% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The Company provides a matching contribution equal to 50% of the first 2% of pay contributed for the pay period. The Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employee’s earnings each pay period.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.
Vesting - Participant contributions are fully vested immediately. The employer matching and fixed contributions are fully vested after three years of vesting service.
Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement in the form of a lump sum equal to the vested value of the participant’s account.

Effective January 1, 2017, participants may elect to receive the vested interest of their accounts in the form of an annuity, partial payments, or installments. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the years ended October 27, 2019 and October 28, 2018, totaled $414,309 and $850,979, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of October 27, 2019 and October 28, 2018 were $315,088 and $54,471, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 - Fair Value Measurements for further discussion of investment valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of October 27, 2019 or October 28, 2018.
Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of October 27, 2019 or October 28, 2018.

Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements - In July 2018, the FASB issued ASU 2018-09, Codification Improvements which makes changes to a variety of topics, to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (ASC). The portion of ASU 2018-09 that is most applicable to the Plan relates to the method used to determine fair value for certain investments. The Plan will need to adopt the applicable provisions of ASU 2018-09 for the Plan year beginning October 28, 2019 and is currently assessing the impact upon adoption.

In August, 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:

•	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•
Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Non-Pooled Separate Account
The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.
As directed by State Street Global Advisors, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 3% of the total investments in the Plan at October 27, 2019 and October 28, 2018.
Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.
Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•	The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities investment includes a mix of predominately foreign common stocks and cash.

•
The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•
The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•	The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities fund includes a mix of predominately foreign common stocks and cash.

•
The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of October 27, 2019 and October 28, 2018, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 27, 2019
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$6,140,015	$6,140,015	$—	$—

Self-directed brokerage accounts	25,615	25,615	—	—
Total investments in the fair value hierarchy	6,165,630	$6,165,630	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	19,456,209
Collective trusts	163,951,056
Total separate trust accounts	183,407,265
Total investments at fair value	$189,572,895

	Fair Value Measurements at October 28, 2018
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$6,230,456	$6,230,456	$—	$—

Self-directed brokerage accounts	25,227	25,227	—	—
Total investments in the fair value hierarchy	6,255,683	$6,255,683	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	18,141,267
Collective trusts	142,284,878
Total separate trust accounts	160,426,145
Total investments at fair value	$166,681,828

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.
The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated December 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties
The Plan maintains the following investments that qualify as party-in-interest transactions:

•	collective trust funds managed by State Street Global Markets, LLC;

•	common stock of Hormel Foods Corporation; and

•	General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Subsequent Events

Management evaluated subsequent events for the Plan through April 16, 2020, the date the financial statements were available to be issued.

Jennie-O Turkey Store Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 41-0734466 Plan Number: 003
October 27, 2019

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held		Current Value

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	1,274,869	units	$30,609,596

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	305,041	units	$6,140,015

Separate trust accounts:
State Street Corporation*:
BlackRock Equity Index S&P 500	296,392	units	6,282,742
BlackRock LifePath Index 2020	1,235,032	units	17,143,600
BlackRock LifePath Index 2025	2,000,457	units	28,854,132
BlackRock LifePath Index 2030	1,914,530	units	28,533,643
BlackRock LifePath Index 2035	1,342,348	units	20,620,324
BlackRock LifePath Index 2040	843,858	units	13,298,621
BlackRock LifePath Index 2045	746,967	units	11,973,122
BlackRock LifePath Index 2050	728,404	units	11,800,117
BlackRock LifePath Index 2055	624,464	units	10,165,834
BlackRock LifePath Index 2060	155,262	units	2,107,255
BlackRock LifePath Index Retirement	511,556	units	6,854,626
BlackRock MSCI ACWI ex-US Index	39,377	units	503,602
BlackRock Russell 2500 Index	26,722	units	483,717
BlackRock US Debt Index	62,725	units	751,016
DFA US Large Cap Value Fund	90,933	units	3,380,873
Dodge & Cox International Stock Fund	55,239	units	2,347,105
Harbor Capital Appreciation	114,742	units	8,633,153
Meridian Small Cap Growth Fund	333,884	units	5,095,077
Prudential Core Plus Bond CIT	25,971	units	4,578,706
Total separate trust accounts			183,407,265

Self-directed brokerage assets
Charles Schwab & Co.			25,615

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 6.50%		17,299,605
Total assets (held at end of year)			$237,482,096

*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: April 16, 2020	By:	/s/ JAMES N. SHEEHAN
JAMES N. SHEEHAN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation